UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NATIONAL HOLDINGS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

636375107
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
(Amendment No. 3)

CUSIP NO.  636375107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher C. Dewey
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 690,674**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 690,674**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 690,674**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.13***
12	TYPE OF REPORTING PERSON IN
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.
** This amount consists of: (i) 373,174 shares of the Company’s common stock, $.02 par value per share (the “Common Stock”), (ii) vested options to purchase 192,500 shares of Common Stock registered in the name of the reporting person and (iii) warrants to purchase 125,000 shares of Common Stock registered in the name of the Reporting Person.  Does not include an aggregate of 27,500 shares underlying unvested stock options exercisable more than 60 days from the date of this statement or an aggregate of 25,000 shares of Common Stock held by daughters of the Reporting Person for which the Reporting Person disclaims beneficial ownership.
*** Based on 16,421,538 shares of the Company’s Common Stock outstanding as of February 11, 2008, as reported by the Company.

 SCHEDULE 13G
(Amendment No. 3)

Item 1(a).	Name of Issuer:

National Holdings Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

120 Broadway, 27th Floor, New York, NY  10271

Item 2(a) and (b).	Name of Person Filing and Address of Principal Business or Office or, if none, Residence:

Christopher C. Dewey
c/o National Holdings Corporation
120 Broadway, 27th Floor
New York, NY 10271

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

636375107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or Dealer registered under Section 15 of the Act.
(b) ☐	Bank as defined in Section 3(a)(6) of the Act.
(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act.
(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount beneficially owned:

690,674

(b)	Percent of class:

4.13%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

690,674

(ii)	Shared power to vote or to direct the vote:

-0-

(iii)	Sole power to dispose or to direct the disposition of:

690,674

(iv)	Shared power to dispose or to direct the disposition of:

-0-

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2009

/S/ CHRISTOHPER C. DEWEY
Christopher C. Dewey